[CHAPMAN AND CUTLER LLP LETTERHEAD]

October 1, 2025

VIA EDGAR CORRESPONDENCE

Brian Szilagyi

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SOX Review for Nuveen Funds

(File numbers listed in Exhibit A)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone on August 25, 2025, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding its review of the Nuveen Funds listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports for their respective fiscal years (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff.

COMMENT 1 – GENERAL

The Staff reminds the Funds and their management that they are responsible for the accuracy and adequacy of all disclosures notwithstanding any review, comment, action or absence of action from the Staff.

RESPONSE TO COMMENT 1

The Funds and their management respectfully acknowledge this comment from the Staff.

COMMENT 2

For the Funds listed below, the Staff notes that, according to the Statement of Changes in Net Assets, the Fund had a return of capital distribution. Please confirm there is no reference to yield or dividend when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures or website disclosures as those terms may be misinterpreted as income:

Nuveen Taxable Municipal Income Fund

Nuveen Arizona Quality Municipal Income Fund

Nuveen California AMT-Free Quality Municipal Income Fund

Nuveen California Quality Municipal Income Fund

Nuveen New Jersey Quality Municipal Income Fund

Nuveen New York AMT-Free Quality Municipal Income Fund

Nuveen New York Quality Municipal Income Fund

Nuveen Pennsylvania Quality Municipal Income Fund

RESPONSE TO COMMENT 2

Management confirms that, generally, there is no reference to yield or dividend when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures or website disclosures. The only exception is when a Fund describes its distribution policy and discusses a return of capital in general.

COMMENT 3

Nuveen Taxable Municipal Income Fund: It appears the registrant has not met the audit requirement pertaining to the Fund’s senior securities table as described in item IM-DCFO 2001-02 of the February 14, 2001 Dear CFO Letter, modified on October 23, 2020. Specifically, the Staff notes the independent accountant’s audit opinion does not expressly cover the senior securities table. Please describe in correspondence how the registrant will comply with this requirement on a going forward basis.

RESPONSE TO COMMENT 3

In response to this comment, going forward, the Fund will include a senior securities table in the Financial Highlights, even if the Fund did not hold any senior securities during the relevant periods covered by the Financial Highlights.

COMMENT 4

For the Funds listed below, please ensure that, going forward, Item D.8 of Form N-CEN is calculated as a percentage of the Fund’s net assets:

Nuveen Taxable Municipal Income Fund

Nuveen Arizona Quality Municipal Income Fund

Nuveen California AMT-Free Quality Municipal Income Fund

Nuveen California Quality Municipal Income Fund

Nuveen New Jersey Quality Municipal Income Fund

Nuveen New York AMT-Free Quality Municipal Income Fund

Nuveen New York Quality Municipal Income Fund

Nuveen Pennsylvania Quality Municipal Income Fund

RESPONSE TO COMMENT 4

In response to this comment, going forward, each Fund will calculate the advisory fee required in Item D.8 of Form N-CEN as a percentage of its net assets.

COMMENT 5

Nuveen Select Maturities Municipal Fund and Nuveen Select Tax-Free Income Portfolio: The management’s discussion of fund performance should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Funds’ investment adviser. Please ensure that the Funds will include disclosures in future reports that meet the form requirements (see Instruction 4.g. to Item 24 of form N-2).

RESPONSE TO COMMENT 5

In response to this comment, the Funds will include disclosures in future reports that meet the form requirements as requested.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

EXHIBIT A

File #	Registrant Name	FYE Reviewed

811-07278	Nuveen Arizona Quality Municipal Income Fund	8/31/2024

811-21212	Nuveen California AMT-Free Quality Municipal Income Fund	8/31/2024

811-05235	Nuveen California Municipal Value Fund	8/31/2024

811-09161	Nuveen California Quality Municipal Income Fund	8/31/2024

811-09455	Nuveen New Jersey Quality Municipal Income Fund	8/31/2024

811-21211	Nuveen New York AMT-Free Quality Municipal Income Fund	8/31/2024

811-05238	Nuveen New York Municipal Value Fund	8/31/2024

811-09135	Nuveen New York Quality Municipal Income Fund	8/31/2024

811-06265	Nuveen Pennsylvania Quality Municipal Income Fund	8/31/2024

811-07755

Nuveen Multistate Trust II:

•

Nuveen California High Yield Municipal Bond Fund

•

Nuveen California Municipal Bond Fund

•

Nuveen Connecticut Municipal Bond Fund

•

Nuveen Massachusetts Municipal Bond Fund

•

Nuveen New Jersey Municipal Bond Fund

•

Nuveen New York Municipal Bond Fund

2/28/2025

811-06623	Nuveen California Select Tax-Free Income Portfolio	2/28/2025

811-06624	Nuveen New York Select Tax-Free Income Portfolio	2/28/2025

811-22391	Nuveen Taxable Municipal Income Fund	3/31/2025

811-07056	Nuveen Select Maturities Municipal Fund	3/31/2025

811-06548	Nuveen Select Tax-Free Income Portfolio	3/31/2025

4